
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2009

<u>VIA U.S. MAIL and FAX 708-344-5658</u>

Robert C. Harvey
President
Oakridge Holdings, Inc.
400 West Ontario Street
Unit 1003
Chicago, IL 60654

> **Re: Oakridge Holdings, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **June 30, 2008**
> **Filed September 29, 2009**
> **Form 10-KSB for Fiscal Year Ended**
> **June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **September 30, 2008**
> **Filed November 12, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **December 31, 2008**
> **Filed February 17, 2009**
> **Definitive Proxy Statement**
> **Filed October 27, 2008**
> **File No. 000-01937**

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2008

General

1. We note your reference to the Private Securities Litigation Reform Act of 1995. Please note that the safe harbors for forward-looking statements provided by the PSLRA are not available to penny stock issuers. In future filings, please either remove the reference to the PSLRA or explain to us why you believe you are eligible to take advantage of the safe harbors for forward-looking statements.

Signatures

2. In your response to comment 10 in our letter dated March 3, 2009, you indicated that Robert Harvey is your chief executive officer, chief financial officer and principal accounting officer. In future filings, please also include the title of "principal accounting officer" in Mr. Harvey's signature block.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief